Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Record-Breaking Year with Highest-Ever Revenues and Accelerated Profit Growth

Poised to Achieve its Sixth Consecutive Year of Revenue Growth

Key 2024 Highlights

●	Record revenue of $61M, with over 18.2% year over year increase and a 5th consecutive year of revenue growth

●	Accelerated earnings of $0.43 per diluted share (GAAP) and $0.83 per diluted share (Non-GAAP)

●	$12.5M positive cash flow, closing the year with a record-high $94.7M in cash and short-term bank deposits

●	Secured a new customer: Norlys (Telia Denmark)

●	Strong visibility into 2025, targeting double-digit revenue growth of 12% to 15% year over year

TEL AVIV, Israel – February 12, 2025 − RADCOM Ltd. (Nasdaq: RDCM) announced today strong financial results and accelerated profitability for the fourth quarter and full year ended December 31, 2024.

Management Comments:

“2024 was a record-breaking year for RADCOM, driven by exceptional team execution and remarkable achievements. We exceeded the midpoint of our full-year revenue guidance, marking our fifth consecutive year of growth while significantly enhancing profitability. Earnings per share surged by over 75% on a GAAP basis, and we achieved the highest cash and short-term deposits balances in the company’s history—$94.7 million—all while remaining completely debt-free,” said Benny Eppstein, Chief Executive Officer of RADCOM.

Our record-breaking performance highlights the power of our cloud and Gen AI-based assurance solution that telecom operators need to improve efficiency and deliver exceptional customer experiences. We remain laser-focused on innovation, AI, and automation, continuously investing in research and development (R&D) to reinforce our leadership in 5G assurance, expand our solution portfolio, and support operators as they transition to next-generation networks.

As announced a month ago, following a thorough selection process, we have secured a multi-year contract with Norlys, the owner of Telia Denmark. This win underscores RADCOM’s leadership in AI-driven assurance solutions and highlights the success of our strategic investment in European sales and marketing. We have further solidified our reputation as a trusted industry leader by replacing the incumbent assurance vendor.

Looking ahead to 2025, I am excited to lead RADCOM and believe that the best is yet to come. We are establishing strategic partnerships with service management system vendors and other industry leaders in advanced network technologies to enhance our solutions and expand market opportunities. With strong visibility, RADCOM is well positioned to achieve its sixth consecutive year of revenue growth.”

Mr Eppstein concluded, “We anticipate full-year 2025 revenue growth of 12% to 15%, with a midpoint of $69.2 million—representing a 13.5% increase compared to 2024.”

Full Year 2024 Financial Highlights:

●	Total revenues for the full year were $61 million, a new company record, compared to $51.6 million for 2023.

●	GAAP net income for the full year was $7 million, or $0.43 per diluted share, compared to a GAAP net income of $3.7 million, or $0.24 per diluted share, for 2023.

●	Non-GAAP net income for the full year amounted to $13.5 million, or $0.83 per diluted share, compared to a non-GAAP net income of $10.2 million, or $0.67 per diluted share for the full year 2023.

Fourth Quarter 2024 Financial Highlights:

●	Total revenues for the fourth quarter were $16.3 million, compared to $14.0 million in the fourth quarter of 2023, 16.1% year-over-year growth.

●	GAAP net income for the fourth quarter was $2.2 million, or $0.14 per diluted share, compared to a GAAP net income of $2.6 million, or $0.17 per diluted share, for the fourth quarter of 2023. The decrease was mainly attributed to lower interest income due to decreased interest rates.

●	Non-GAAP net income for the period was $3.8 million, or $0.23 per diluted share, compared to a non-GAAP net income of $3.8 million, or $0.25 per diluted share, for the fourth quarter of 2023.

●	As of December 31, 2024, the company had cash and cash equivalents, short-term bank deposits of $94.7 million, and no debt, ending the year with its highest cash levels.

Earnings Conference Call

As mentioned in our last press release, our conference call originally scheduled for February 12, 2025, has been rescheduled to Thursday, February 20, at 8:00 AM Eastern Time (3:00 PM Israel Standard Time). RADCOM management will discuss the results and address participants’ questions.

A live webcast of the presentation will be available at https://Veidan.activetrail.biz/radcomq4-2024. The webcast will be archived for 90 days following the live presentation.

To join the interactive call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-9180644

A conference call replay will be available the same day on the Company’s investor relations website, www.radcom.com/investor-relations.

###

For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial (income) expenses, acquisition-related expenses, and amortization of intangible assets related to acquisitions,  the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2025 revenue guidance and growth, its cloud and Gen AI-based solutions and their suitability for network operators needs, its investment in R&D generally and in order to enhance its leadership in 5G assurance, its leadership in AI-driven assurance solutions, its belief that ‘the best is yet to come’ and its expectation that its strategic partnerships with service management systems vendors and other industry leaders will enhance its solutions and expand market opportunities, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Revenues	$16,264	$14,010	$61,009	$51,600
Cost of revenues	4,137	3,435	15,746	13,773
Gross profit	12,127	10,575	45,263	37,827
Research and development, gross	4,749	4,327	18,659	19,575
Less - royalty-bearing participation	113	190	684	736
Research and development, net	4,636	4,137	17,975	18,839
Sales and marketing	4,632	3,720	17,794	14,592
General and administrative	1,549	1,297	6,407	5,058
Total operating expenses	10,817	9,154	42,176	38,489
Operating income (loss)	1,310	1,421	3,087	(662)
Financial income, net	1,080	1,248	4,115	4,557
Income before taxes on income	2,390	2,669	7,202	3,895
Taxes on income	142	77	234	182

Net income	$2,248	$2,592	$6,968	$3,713

Basic net income per ordinary share	$0.14	$0.17	$0.44	$0.25
Diluted net income per ordinary share	$0.14	$0.17	$0.43	$0.24
Weighted average number of ordinary shares used in computing basic net income per ordinary share	15,878,186	15,291,917	15,666,457	15,098,642
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	16,612,554	15,446,177	16,155,150	15,297,947

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
GAAP gross profit	$12,127	$10,575	$45,263	$37,827
Stock-based compensation	91	71	381	441
Amortization of intangible assets	57	57	225	151
Non-GAAP gross profit	$12,275	$10,703	$45,869	$38,419

GAAP research and development, net	$4,636	$4,137	$17,975	$18,839
Stock-based compensation	497	424	2,047	2,690
Non-GAAP research and development, net	$4,139	$3,713	$15,928	$16,149

GAAP sales and marketing	$4,632	$3,720	$17,794	$14,592
Stock-based compensation	506	370	2,023	1,820
Amortization of intangible assets	29	29	116	77
Non-GAAP sales and marketing	$4,097	$3,321	$15,655	$12,695

GAAP general and administrative	$1,549	$1,297	$6,407	$5,058
Stock-based compensation	380	319	1,645	1,168
Acquisition related expenses	-	-	-	56
Non-GAAP general and administrative	$1,169	$978	$4,762	$3,834

GAAP total operating expenses	$10,817	$9,154	$42,176	$38,489
Stock-based compensation	1,383	1,113	5,715	5,678
Amortization of intangible assets	29	29	116	77
Acquisition related expenses	-	-	-	56
Non-GAAP total operating expenses	$9,405	$8,012	$36,345	$32,678

GAAP operating income (loss)	$1,310	$1,421	$3,087	$(662)
Stock-based compensation	1,474	1,184	6,096	6,119
Amortization of intangible assets	86	86	341	228
Acquisition related expenses	-	-	-	56
Non-GAAP operating income	$2,870	$2,691	$9,524	$5,741

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,				Twelve months ended December 31,
	2024		2023		2024		2023
GAAP income before taxes on income	$2,390		$2,669		$7,202		$3,895
Stock-based compensation	1,474		1,184		6,096		6,119
Amortization of intangible assets	86		86		341		228
Acquisition related expenses	-		-		-		56
Financial (income) expenses	(28)		(15)		84		60
Non-GAAP income before taxes on income	$3,922		$3,924		$13,723		$10,358

GAAP net income	$2,248		$2,592		$6,968		$3,713
Stock-based compensation	1,474		1,184		6,096		6,119
Amortization of intangible assets	86		86		341		228
Acquisition related expenses	-		-		-		56
Financial (income) expenses	(28)		(15)		84		60
Non-GAAP net income	$3,780		$3,847		$13,489		$10,176

GAAP net income per diluted share	$0.14		$0.17		$0.43		$0.24
Stock-based compensation	0.09		0.08		0.38		0.43
Amortization of intangible assets	(*	)	(*	)	0.02		(*	)
Acquisition related expenses	(*	)	(*	)	(*	)	(*	)
Financial (income) expenses	(*	)	(*	)	(*	)	(*	)
Non-GAAP net income per diluted share	$0.23		$0.25		$0.83		$0.67

Weighted average number of shares used to compute diluted net income per share	16,612,554		15,446,177		16,155,150		15,297,947
(*) Less than $ 0.01

RADCOM LTD.

Consolidated Balance Sheets

 (thousands of U.S. dollars)

(Unaudited)

	As of	As of
	December 31, 2024	December 31, 2023
Current Assets
Cash and cash equivalents	$19,243	$10,892
Short-term bank deposits	75,429	71,273
Trade receivables, net	19,038	13,412
Inventories	1,667	246
Other accounts receivable and prepaid expenses	1,819	1,592
Total Current Assets	117,196	97,415

Non-Current Assets
Severance pay fund	2,985	3,142
Other long-term receivables	3,484	1,573
Property and equipment, net	879	798
Operating lease right-of-use assets	3,421	1,651
Goodwill and intangible assets, net	2,609	2,950
Total Non-Current Assets	13,378	10,114

Total Assets	$130,574	$107,529

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,457	$2,640
Deferred revenues and advances from customers	6,848	1,469
Employee and payroll accruals	7,175	5,400
Operating lease liabilities	966	1,062
Other liabilities and accrued expenses	10,463	9,540
Total Current Liabilities	27,909	20,111

Non-Current Liabilities
Accrued severance pay	3,868	3,728
Operating lease liabilities	2,438	561
Other liabilities and accrued expenses	683	638
Total Non-Current Liabilities	6,989	4,927

Total Liabilities	$34,898	$25,038

Shareholders’ Equity
Share capital	$769	$736
Additional paid-in capital	160,761	154,697
Accumulated other comprehensive loss	(2,910)	(3,030)
Accumulated deficit	(62,944)	(69,912)

Total Shareholders’ Equity	95,676	82,491
Total Liabilities and Shareholders’ Equity	$130,574	$107,529